United States securities and exchange commission logo





                           May 28, 2021

       James Sapirstein
       President and Chief Executive Officer
       AzurRx BioPharma, Inc.
       1615 South Congress Avenue, Suite 103
       Delray Beach, FL 33445

                                                        Re: AzurRx BioPharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 26, 2021
                                                            File No. 333-256476

       Dear Mr. Sapirstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences